                                              FILING PURSUANT TO RULE 425
                                              Filed by ObjectShare, Inc.
                                              Subject Company: ObjectShare, Inc.
                                              Registration File No.: 333-30260

                                OBJECTSHARE, INC.
                           16811 HALE AVENUE, SUITE A
                                IRVINE, CA 92614

                               IMPORTANT REMINDER

To the Stockholders of ObjectShare, Inc.:

Recently, we sent you a proxy statement and proxy card for use at a special meeting of stockholders of ObjectShare, Inc. to be held on Wednesday, April 12, 2000 at 10 a.m., Pacific Time. We are asking stockholders to approve a merger between ObjectShare and a wholly-owned subsidiary of StarBase Corporation.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO YOU AND IS IN YOUR BEST INTERESTS. THE BOARD THEREFORE RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AND THE RELATED MERGER AGREEMENT. NO MATTER HOW MANY OR HOW FEW SHARES YOU HOLD, YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of a majority of the outstanding shares of ObjectShare common stock on March 6, 2000, the record date for the vote, is required to approve the merger and related merger agreement. The merger cannot be completed unless a majority of ObjectShare stockholders approve it. For your convenience, we have enclosed a duplicate proxy form. PLEASE RETURN IT TODAY IN THE ENCLOSED POSTAGE PAID ENVELOPE. Any questions can be directed to Mackenzie Partners at (800) 322-2885.

Your participation in this vote is greatly appreciated.

                                          Sincerely,

                                          /s/ Eugene L. Goda

March 21, 2000                            Eugene L. Goda
                                          Chairman of the Board,
                                          Chief Executive Officer and President
                                          ObjectShare, Inc.


Investors are urged to read the Registration Statement on Form S-4 filed by StarBase Corporation ("StarBase"), which relates to the shares of StarBase common stock to be issued in the merger and includes the proxy statement/prospectus of the parties in respect of the merger. The Registration Statement (and other filings of the parties incorporated by reference therein) are available for free at the Securities and Exchange Commission's web site (www.sec.gov). Investors also may obtain copies of the proxy statement/prospectus and ObjectShare's SEC filings for free from ObjectShare.
Note: For further information on ObjectShare's services, visit the company's web site at http://www.objectshare.com

                                OBJECTSHARE, INC.

               PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

             The undersigned hereby appoints Eugene L. Goda and Edward B. Merino jointly and severally as proxies, with full power of substitution and resubstitution, to vote all shares of stock which the undersigned is entitled to vote at the Special Meeting of Stockholders of ObjectShare, Inc. (the "Company") to be held on April 12, 2000, or at any adjournments or postponements thereof, as specified below, and to vote in the proxyholders' discretion on such other business as may properly come before the Meeting and any adjournments or postponements thereof.

                 (Continued and to be signed on reverse side.)

                            * FOLD AND DETACH HERE *


                               OBJECTSHARE, INC.
  PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.   [X]


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1.

1.   Approval of Merger.  A proposal to approve and adopt the        [ ]FOR     [ ]AGAINST     [ ]ABSTAIN
     Agreement and Plan of Merger, dated November 3, 1999
     (the "Merger Agreement"), by and among the Company,
     StarBase Corporation, a Delaware corporation ("StarBase"), and OBJS Acquisition Corp., a Delaware corporation
     and a wholly-owned subsidiary of StarBase ("Subsidiary"),
     and to approve StarBase's acquisition of the Company
     through the merger of the Company with and into
     Subsidiary, with Subsidiary being the surviving
     corporation and remaining a wholly-owned subsidiary
     of StarBase.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2.

2.   Postponement or Adjournment of Special Meeting.                 [ ]FOR     [ ]AGAINST     [ ]ABSTAIN
     A Proposal to approve the postponement or adjournment
     of the special meeting in order to solicit additional
     votes to approve the merger if the secretary of the
     special meeting determines that there are not enough
     votes to approve the merger.

                                            CHECK HERE IF YOU PLAN TO ATTEND THE
                                            SPECIAL MEETING [ ]

                                            Unless otherwise specified by the
                                            undersigned, this proxy will be
                                            voted in the manner directed above,
                                            but if no contrary direction is
                                            made, it will be voted FOR Proposal
                                            1 and FOR Proposal 2 above and by
                                            the proxyholders, in the
                                            proxyholders' discretion, as to any
                                            other matters properly transacted at
                                            the Special Meeting or any
                                            adjournments or postponements
                                            thereof. To vote in accordance with
                                            the Board of Directors'
                                            recommendation, just sign below; no
                                            box need be checked.


                                            ------------------------------
                                            Signature of Stockholder


                                            ------------------------------
                                            Printed Name of Stockholder


                                            ------------------------------
                                            Title (if appropriate)


                                            Dated:
                                                  ----------------


         Please sign exactly as your name appears hereon. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such, and, if signing for a corporation, please give your title.
When shares are in the names of more than one person, each should sign.

                            * FOLD AND DETACH HERE *